UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 26, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, November 23, 2018.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Comission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Material Fact. TGS will expand its Midstream infrastructure investments in Vaca Muerta.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”) in order to report that, within the framework of the Vaca Muerta Midstream project (the “Project”), TGS executed an agreed minute which is complementary to the agreed minute executed with the Undersecretary of Energy, Mining and Hydrocarbons of the Province of Neuquén (Subsecretaría de Energía, Minería e Hidrocarburos de la Provincia del Neuquén) on April 3, 2018 (which was notified through the material fact published on that same date) (hereinafter the “Complementary Agreed Minute”) whereby the parties commit to granting TGS an extension of the transportation concession to build and operate the Project pipeline expanded North Tranche, which will gather the off-spec natural gas production from several hydrocarbons fields located mainly in the Vaca Muerta formation (the “Expanded North Tranche”).

It should be pointed out that the execution of the Complementary Agreed Minute is subject to approval by the Provincial Executive Branch (Poder Ejecutivo Provincial) through the issuance of the corresponding Provincial Decree in the Official Gazette of the Province of Neuquén; as from which date it will come into effect. In addition, to make the Project feasible, TGS entered into agreements with certain natural gas producers.

The Expanded North Tranche will extend from the Rincón La Ceniza area (km 91.0 progressive) to Los Toldos I Sur area (km 116.0 progressive).

This new pipeline, with an associated investment of US$ 40 million, a transportation capacity of 551 million cubic feet per day in said tranche, a length of 15.5 miles, a 36” diameter and a 97 kg/cm2 Higher Maximum Operating Pressure, validates the feasibility and suitability of the business model submitted by TGS to producers, as an efficient and scale solution to their infrastructure needs. This pipeline is expected to be in operations in September 2019.

TGS’s investments in Vaca Muerta formation will enable the Company to take a leap forward in its midstream businesses, thus consolidating its commitment to the energy supply in Argentina.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: November 26, 2018.